At its meeting on March 27, 2008, the Board adopted the following resolutions:

RESOLVED, that the Trust be named as an insured under the Investment Company Blanket Bond ("Bond"), a joint fidelity bond, having an aggregate coverage of $5,000,000, issued by ICI Mutual Insurance Company against larceny, embezzlement, and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED, that it is the finding of the Board of Trustees and a majority of Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the fund's portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties; and

FURTHER RESOLVED, that the premium on such Bond to be allocated to each series of the Trust would be provided to the Board at a later date and approved by unanimous written consent after taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

FURTHER RESOLVED, that the Treasurer, Secretary, Assistant Treasurer, or Assistant Secretary of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

FURTHER RESOLVED, that the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder; and

FURTHER RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and allocation are hereby approved, ratified, and confirmed in all respects.

By unanimous written consent dated, April 23, 2008, the Board adopted the following resolutions:

WHEREAS, the Trustees have previously approved the Trust being named as an insured under the Investment Company Blanket Bond ("Bond"), a joint fidelity bond, having an aggregate coverage of $5,000,000, issued by ICI Mutual Insurance Company against larceny, embezzlement, and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act and agreed to review and approve the premium on such Bond to be allocated to each series of the Trust at such time as the premium information was available; and


WHEREAS, the Administrator has notified the Trustees that the premium on such Bond for March 31, 2008 to March 31, 2009 would be $7.00.

NOW THEREFORE, BE IT RESOLVED, that the premium, $7.00 on such Bond to be allocated to each series of the Trust is hereby approved by all Trustees, including a majority of Independent Trustees after taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond.


As Secretary, I hereby certify that the foregoing resolutions were adopted unanimously by all trustees (including trustees who are not interested persons or any of the affiliated persons covered by the Board) at an in person meeting as set forth above.

IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of September 2008.

/s/ Karen Shupe
Karen Shupe
Secretary




Had the above-referenced investment companies not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(1)(B)(iii), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. The World Funds, Inc.                        $1,500,000
2. Satuit Capital Management, Trust             $  600,000
3. World Insurance Trust                        $  250,000
4. American Growth Fund                         $  300,000
5. Shepherd Growth Fund                         $  200,000
6. Diamond Portfolio Investment Trust           $   50,000
7. World Funds Trust                            $   50,000



The premium that has been paid under the Joint Insured Fidelity Bond covers the period from March 31, 2008 to March 31, 2009 for an aggregate coverage amount of $5,000,000. The premium that has been paid for Diamond Portfolio Investment Trust under the Joint Insured Fidelity Bond covers the Trust for the period from March 31, 2008 to March 31, 2009.